Exhibit 99.1

ELBIT IMAGING ANNOUNCES THE RESULTS OF ITS ANNUAL GENERAL
MEETING OF SHAREHOLDERS HELD ON DECEMBER 14, 2017

Tel Aviv, Israel, December 14, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that at its Annual and Special General Meeting of Shareholders (the "Meeting") held on December 14, 2017, at the Company's offices in Petah Tiqva, the following resolutions described in the Proxy Statement to the Shareholders dated November 7, 2017 and detailed hereunder, were approved by the required majority:

1.	The appointment of the Company's Chairman to serve also as the Company's CEO.

2.	An amendment to the compensation package of Mr. Ron Hadassi for his services as both the Chairman and the CEO of the Company for a period of three years as of January 1, 2018.

3.	An amendment to the compensation package for the Company's current CEO, Mr. Doron Moshe.

4.	The consulting fees for Mr. Doron Moshe (the Company's current CEO) in respect of consulting services he will provide to the Company as of January 1, 2018 (i.e, after end of his services as CEO).

5.	An amendment to the compensation of the Company's CFO, Mrs. Yael Naftali

6.	A Consultancy Agreement with the Director, Mr. Boaz Lifschitz

7.	The reappoint of the following incumbent directors: Alon Bachar, Ron Hadassi, Boaz Lifschitz and Nadav Livni, each to hold office until the next Annual General Meeting of Shareholders.

8.	The appointment of Ms. Nitzan Gozlan as a director on the Company’s Board of directors, until the close of the next Annual General Meeting of the Shareholders

9.	The compensation for the reappointed directors and for Ms. Nitzan Gozlan, other than the Chairman of the Board, Mr. Ron Hadassi.

10.	An amendments to the Company Articles of Association and letter of indemnification regarding the indemnity amount.

11.	The appointment of Kost Forer Gabbay & Kasierer as the Company's independent auditors until the next annual general meeting of shareholders and to authorize the Company’s Board of Directors to determine their fees.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com